FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Share Buyback Report for the reporting month from April 1, 2013 to April 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 8, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

[Translation of Share Buyback Report for the reporting month from April 1, 2013 to April 30, 2013 filed with the Director General of the Kanto Finance Bureau by Nomura Holdings, Inc. on May 8, 2013]

Class of Shares: Common Stock

1.	Status of repurchase

(1)	Status of a repurchase pursuant to a resolution at a general meeting of shareholders

Not applicable

(2)	Status of a repurchase pursuant to a resolution at the meeting of a board of directors (“Board”)

	As of April 30, 2013

	Number of Shares		Total Repurchase Amount (JPY)
Authorization pursuant to the resolution of the Board (April 26, 2013) (Period of repurchase: from May 8, 2013 to May 31, 2013)	40,000,000		35,000,000,000
Repurchases during this reporting month (Date of repurchase)	Date	—	—

Total	—	0	0

Aggregate shares repurchased as of the end of this reporting month	0		0
Progress of share repurchase (%)	0.0		0.0

2.	Status of disposition

	As of April 30, 2013

	Number of shares disposed in the reporting month		Aggregate amount of disposition (JPY)
Treasury shares disposed subject to procedures for issuance of new shares	(Date)	—	—

Subtotal	—	—	—

Treasury shares canceled	(Date)	—	—

Subtotal	—	—	—

Treasury shares transferred upon merger, share exchange or demerger	(Date)	—	—

Subtotal	—	—	—

Other (exercise of stock acquisition rights)	(Date)
	April 1	30,500	30,500
	April 9	109,200	1,540,200
	April 10	87,500	1,041,500
	April 11	57,300	2,919,300
	April 12	61,600	1,015,600
	April 15	26,800	5,273,800
	April 16	28,700	4,321,700
	April 17	37,200	1,945,200
	April 18	15,200	4,308,200
	April 19	31,100	4,324,100
	April 22	30,900	1,461,900
	April 23	28,700	4,798,700
	April 24	537,700	5,784,700
	April 25	827,200	10,605,700
	April 26	255,200	3,594,200

Subtotal	—	2,164,800	52,965,300

Total	—	2,164,800	52,965,300

3.	Status of shares held in treasury

As of April 30, 2013

As of the end of the reporting month	Number of Shares
Total number of issued shares	3,822,562,601

Number of shares held in treasury	106,272,879